August 6, 2013

Via E-mail

Michael R. Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: APEX 8 INC.

Form 8-K

Filed July 5, 2013

File No. 000-54949

Dear Mr. Clampitt:

This correspondence is in response to your letter dated July 23, 2013 in reference to our filing on Form 8-K filed July 5, 2013 on behalf of APEX 8 Inc., File No. 000-54949.

Please accept the following responses and note that the Registrant filed an amended Form 8-K on August 6, 2013.

General

Comment 1

It appears that you have entered into a material definitive agreement and completed a disposition of assets. Please therefore file an amended 8-K which includes the disclosure responsive to Items 1.01 and 2.01 of Form 8-K.

We purchased APEX 8 Inc. to be used as a vehicle to acquire or possibly merge with an operating business, and did not execute a merger agreement between Ferris Holding Inc and APEX 8 Inc. Therefore, there was no disposition of any assets beyond our payment to Richard Chiang for the purchase of APEX 8 Inc.

Comment 2

Item 5.01 Change in Control of the Registration

In your amended 8-K, revise to state the date of the closing of the sale to Ferris.

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We have amended our 8-K to state the closing date of the sale to Ferris Holding Inc as June 21, 2013.

Comment 3

Item 9.01 Financial Statements and Exhibits

It appears that financial statements are required pursuant to Item 9.01(b) of Form 8-K. Please include such financial statements in your amended 8-K or tell us how you have concluded that you are not required to do so.

We note the Commission’s comment and explain that we are not required to file financial statements pursuant to Item 9.01(b) of Form 8-K because we purchased APEX 8 Inc. to be used as a vehicle to acquire or possibly merge with an operating business, and did not execute a merger agreement between Ferris Holding Inc and APEX 8 Inc. APEX 8 Inc. is therefore still a shell company.

Comment 4

Please file, as exhibits to your amended 8-K, the Share Purchase Agreement described in Item 5.01 and resignation of Richard Chiang described in Item 5.02.

We have amended our 8-K, and have filed our Share Purchase Agreement and resignation of Richard Chiang as exhibits.

Additional

Barry Epling

Chief Executive Officer

APEX 8 Inc.

2251 North Rampart Blvd, #182

Las Vegas, NV 89128

In your heading address, you list Barry Epling as our Chief Executive Officer. We wish to inform the Commission that Barry Epling is not our Chief Executive Officer. Barry Epling is our Chairman of the Board of Directors and is listed as such in our July 5, 2013, 8-K filing. Mr. Gerald Epling is our Chief Executive Officer.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Barry Epling

Barry Epling

Chairman of the Board of Directors

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